UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41524

Rentokil Initial plc
(Registrant’s name)
Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Director/PDMR Shareholding dated 3 November 2023

Rentokil Initial plc (the "Company")
3 November 2023

Notification of transactions by persons discharging managerial responsibilities and persons closely associated with them

The Company hereby announces that:

●  Andy Ransom, Chief Executive, purchased 45,700 ordinary shares in the Company at a price of 438.5034p per share on 3 November 2023;

●  Richard Solomons, Chairman, purchased 22,900 ordinary shares in the Company at a price of 436.334p per share on 3 November 2023; and

●  Caroline Ingall-Tombs, a person closely associated with Stuart Ingall-Tombs, Chief Financial Officer, purchased 22,904 ordinary shares in the Company at a price of 437.6172p per share on 3 November 2023.

The relevant notifications set out below are provided in accordance with the requirements of Article 19 of the UK Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andy Ransom
2	Reason for the notification
a)	Position/status	Chief Executive / Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Rentokil Initial plc
b)	LEI	549300VN4WV7Z6T14K68
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 1p each ISIN: GB00B082RF11
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.385034	45,700
d)	Aggregated information - Aggregated volume - Total price	45,700 £200,396.05
e)	Date of the transaction	3 November 2023
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Richard Solomons
2	Reason for the notification
a)	Position/status	Chairman
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Rentokil Initial plc
b)	LEI	549300VN4WV7Z6T14K68
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 1p each ISIN: GB00B082RF11
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.36334	22,900
d)	Aggregated information - Aggregated volume - Total price	22,900 £99,920.49
e)	Date of the transaction	3 November 2023
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Caroline Ingall-Tombs
2	Reason for the notification
a)	Position/status	A person closely associated with Stuart Ingall-Tombs, Chief Financial Officer / Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Rentokil Initial plc
b)	LEI	549300VN4WV7Z6T14K68
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 1p each ISIN: GB00B082RF11
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.376172	22,904
d)	Aggregated information - Aggregated volume - Total price	22,904 £100,231.84
e)	Date of the transaction	3 November 2023
f)	Place of the transaction	London Stock Exchange (XLON)

Enquiries:

Catherine Stead, Company Secretary              Rentokil Initial plc              +44 (0)7826 533700

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 November 2023	RENTOKIL INITIAL PLC
/s/ Catherine Stead
Name: Catherine Stead
Title: Company Secretary